[MMBC Letterhead]

September 19, 2007

SENT BY EDGAR AND OVERNIGHT COURIER

Ms. Jessica Livingston

Mr. Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 205491065

Dear Ms. Livingston and Mr. Dundas:	Re: Merchants and Manufacturers Bancorporation, Inc. Preliminary Schedule 14A Filed August 23, 2007

In connection with the response to the comments in the Securities and Exchange Commission (“SEC”) Staff’s comment letter dated September 7, 2007 relating to the Preliminary Proxy Statement on Schedule 14A filed by Merchants and Manufacturers Bancorporation, Inc. (the “Company”) with the SEC on August 23, 2007 (the “Proxy Statement”), on behalf of the Company, the undersigned acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Frederick R. Klug
Frederick R. Klug, Executive Vice President and Chief Financial Officer